EXHIBIT 99.77C


                                NSAR ITEM 77C

Van Kampen American Capital Pennsylvania Value Municipal Income Trust (VPV)

(a)     An Annual Meeting of Shareholders was held on May 28, 1997.

(b) The election of Trustees of Van Kampen American Capital Pennsylvania Value Municipal Income Trust (the "Fund") included:

        David C. Arch, Howard J Kerr and Dennis J. McDonnell

(c)     The following were voted on at the meeting:

        1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

                        For  3,776,847                  Against   44,269

        4) For each VK Fund, to Ratify the Selection KPMG Peat Marwick LLP Independent Public Accountants for its Current Fiscal Year.

                        For  3,844,880                  Against   17,859